

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail
Mr. Colin Shannon
President and Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue, Suite 400
Raleigh, North Carolina 27612

>   **Re:**   **PRA Health Sciences, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Date Filed: September 17, 2014**
>   **File No.: 333-198644**

Dear Mr. Shannon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Pro Forma Financial Data, page 10

1. We note your response to comment 2 of our letter dated September 10, 2014. However, we continue to be concerned with your presentation of Adjusted EBITDA and Adjusted net income and the repeated presentation of these non-GAAP measures on pages 10 and 50. Please revise to address the following:

    a. we continue to be concerned with the volume of adjustments which appear to exclude the types of expenses necessary for your normal operations. We note there are 15 adjustments from EBITDA to Adjusted EBITDA and 18 adjustments from Net (loss)income to Adjusted net income and many of these adjustments are recurring in your operations;

    b. we are unclear of the purpose of providing Adjusted EBITDA and Adjusted net income in the Summary Historical and Pro Forma Financial Data on page 10 and in

Selected Historical Consolidated Financial Data of PRA on page 50. We note that such duplicative disclosures may foster undue reliance on these measures;

c. your response states that management uses Adjusted EBITDA to evaluate the operating performance of your consolidated business. However, you do not provide analysis and discussion of Adjusted EBITDA in your discussion of results of operations;

d. your response states that Adjusted EBITDA is used as an executive compensation metric. However, you do not provide the analysis and discussion of Adjusted EBITDA in your executive compensation discussion;

e. your response nor your disclosures have addressed the purpose and/or the usefulness of Adjusted net income; and

f. further clarify your disclosure on how these measures facilitate company-to-company comparisons.

Result of Operations, page 63
Predecessor 2013 Period and Successor 2013 period Compared to Year Ended December 31, 2012, page 67

2. We note your response to comment 4 our letter date September 10, 2014. Please delete your disclosures of the direct comparisons between predecessor 2013 period to year 2012 [page 67] and successor 2013 period to year 2012 [page 70] as it is not meaningful to investors to compare partial year results to full year results." Please provide insight into why these financial statement accounts changed by focusing on the underlying drivers for the change for each period presented. For example, for service revenue please discuss why there was an increase in billable hours and a decrease in the effective rate of the hours billed over the same period of the prior year. Additionally, we note you provide reasons for the changes of direct costs and other operating expenses as a percentage of revenues. Please revise to quantify the significant factors that contributed to the changes, to the extent practicable. Refer to Item 303(a) of Regulation S-K and FRC 501.04 for additional guidance.

Liquidity and Capital Resources, page 72
Discussion of Cash Flows, page 72

3. We note your response to comment 6 our letter date September 10, 2014. Please revise your liquidity and capital resources disclosures on page 73-74 of the comparisons between predecessor 2013 period to year 2012 and successor 2013 period to year 2012 as it is not meaningful to investors to compare partial year to full year results. In addition, please revise to further discuss the underlying drivers for the changes in cash flows such

       as why there were changes in accounts receivable for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-9144.

Exhibits

4. We note that Exhibit 10.14 appears to be missing Exhibit B. With your next amendment, please file Exhibit 10.14 in its entirety as required by Item 601(b)(10) of Regulation S-K or advise us as appropriate.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammad at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Richard Fenyes, Esq.